

February 1, 2018

Andrew J. Micheletti
Executive Vice President and Chief Financial Officer
BofI Holding, Inc.
4350 La Jolla Village Drive
Suite 140
San Diego, CA 92122

>   **Re: BofI Holding, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2017**
>   **Filed August 24, 2017**
>   **File No. 001-37709**

Dear Mr. Micheletti:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan and Lease Losses, page 45

1. We note the table of changes in your allowance for loan and lease losses by portfolio class provided on page 47. Specifically, we note significant activity in the allowance for loan losses for "other" loans consisting of provisions, charge-offs, and transfers of loans from held for investment to held for sale. Please tell us and revise your filing to disclose the nature of loans included in "other" and explain the reasons for the significant activity in allowance for loan losses for this loan class and how the movements in asset quality for these loans impact overall asset quality and corresponding trends.

Note 14. Commitments and Contingencies, page F-52

2. We note your disclosures pertaining to your various legal proceedings and your risk factor disclosure on page 23. In accordance with ASC 450-20-50, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:

    *   the amount or range of reasonably possible losses in excess of amounts recognized,
    *   that the amount or range of reasonably possible losses in excess of amounts recognized cannot be estimated, or
    *   that reasonably possible losses in excess of amounts recognized are not material to your financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3484 with any questions.

                                            Sincerely,

                                            /s/ John A. Spitz

                                            John A. Spitz
                                            Staff Accountant
                                            Office of Financial Services